UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Exponent, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30214U102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30214U102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MICHAEL R. GAULKE
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

5 Sole Voting Power 436,565 (1)
6 Shared Voting Power
7 Sole Dispositive Power 436,565 (1)
8 Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 436,565 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 3.1%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	Includes 290,760 shares of common stock subject to options exercisable within sixty days of December 31, 2008; and 145,805 shares of record held by the Gaulke Family Trust, dated August 26, 1998. Mr. Gaulke, as the trustee for the Gaulke Family Trust, dated August 26, 1998, has voting and dispositive power over the shares held by the trust.

(2)	Based on 13,680,054 shares of Exponent, Inc.’s common stock issued and outstanding as of December 31, 2008.

Item 1

(a)	Name of Issuer:

Exponent, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

149 Commonwealth Drive, Menlo Park, CA 94025

Item 2

(a)	Name of Person Filing:

Michael R. Gaulke

(b)	Address of Principal Business Office or, if none, Residence:

149 Commonwealth Drive, Menlo Park, CA 94025

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

30214U102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

436,565 shares of common stock, which includes 290,760 shares of common stock subject to options exercisable within sixty days of December 31, 2008; and 145,805 shares of record held by the Gaulke Family Trust, dated August 26, 1998. Mr. Gaulke, as the trustee for the Gaulke Family Trust, dated August 26, 1998, has voting and dispositive power over the shares held by the trust.

(b)	Percent of class:

3.1%, which is based on 13,680,054 shares of Exponent, Inc.’s common stock issued and outstanding as of December 31, 2008.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 436,565 shares of common stock, which includes 290,760 shares of common stock subject to options exercisable within sixty days of December 31, 2008; and 145,805 shares of record held by the Gaulke Family Trust, dated August 26, 1998. Mr. Gaulke, as the trustee for the Gaulke Family Trust, dated August 26, 1998, has voting and dispositive power over the shares held by the trust.

(ii) Shared power to vote or to direct the vote 0 shares

(iii) Sole power to dispose or to direct the disposition of 436,565 shares of common stock, which includes 290,760 shares of common stock subject to options exercisable within sixty days of December 31, 2008; and 145,805 shares of record held by the Gaulke Family Trust, dated August 26, 1998. Mr. Gaulke, as the trustee for the Gaulke Family Trust, dated August 26, 1998, has voting and dispositive power over the shares held by the trust.

(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Michael R. Gaulke has ceased to be the beneficial owner of more than five percent of the class of securities. This is Mr. Gaulke’s exit filing.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2009
Date

/s/ Michael R. Gaulke
Signature

Michael R. Gaulke
Name